EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

Platinum Energy Resources, Inc.
Montvale, New Jersey

We hereby consent to use in the Prospectus constituting a part of this Registration Statement of our report dated March 6, 2008, relating to the relating to the consolidated balance sheets of Tandem Energy Holdings, Inc. as of October 26, 2007 and December 31, 2006, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for periods from January 1, 2007 through October 26, 2007 and the years ended December 31, 2006 and 2005, which are contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

Johnson Miller & Co. CPA’s, P C
Midland, Texas
July 18, 2008